EXHIBIT 21.01
ALLIANCE SEMICONDUCTOR CORPORATION
SUBSIDIARIES OF REGISTRANT

Name of Subsidiary of Alliance Semiconductor Corporation	Jurisdiction or State of Incorporation

Alliance Semiconductor Holding Company, LLC	Delaware

Alliance Semiconductor International Corporation	Cayman Islands

Alliance Semiconductor International Corporation	Delaware

Alliance Semiconductor (India) Private Limited	India

Alliance Semiconductor (S.A.) (Pty) Ltd.	South Africa

Alliance Semiconductor, South Africa, LLC	Delaware

Alliance Venture Management, LLC	California

Alliance Ventures I, LP	California

Alliance Ventures II, LP	California

Alliance Ventures III, LP	California

Alliance Ventures IV, LP	California

Alliance Ventures V, LP	California

Chip Engines, Inc.	California

Dioptech, Inc.	Delaware

Nimbus Technology, Inc.	California

SiPackets, Inc.	California

Solar Venture Partners, LP	California